Exhibit 99.2

Management’s Discussion and Analysis

Index

7	Overview of the Business

9	Our Strategy

11	Financial Highlights

12	Production Summary

13	How We Analyze Our Business

15	Financial Results

21	Liquidity and Capital Resources

27	Risk Factors and Risk Management

37	Critical Accounting Estimates

40	Adoption of New Accounting Standards

41	Anticipated Changes to International Financial Reporting Standards

41	Supplemental Non-GAAP Measures

43	Quarterly Financial Data (Unaudited)

44	Selected Annual Information

45	Controls and Procedures

47	Forward-Looking Statements

This Management’s Discussion and Analysis (“MD&A”) is dated March 24, 2020 and should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended December 31, 2019. Except where otherwise noted, the financial information presented in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We use the United States dollar as our reporting currency and, except where otherwise noted, all currency amounts are stated in United States dollars. In this MD&A, a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex”, “we”, “our” and “us” refers to the Company and its subsidiaries or any one of them as the context requires, as well as their respective interests in joint ventures and partnerships.

As at March 23, 2020, we had 76,196,080 common shares issued and outstanding and stock options exercisable for 1,431,347 additional common shares.

Additional information relating to Methanex, including our Annual Information Form, is available on our website at www.methanex.com, the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.

OVERVIEW OF THE BUSINESS

Methanol is a clear liquid commodity chemical that is predominantly produced from natural gas and is also produced from coal, particularly in China. Traditional chemical demand, which represents over 50% of global methanol demand, is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a wide variety of industrial and consumer products. Demand for energy-related applications, which represents just under 50% of global methanol demand, includes a number of applications including methanol-to-olefins (“MTO”), methyl tertiary-butyl ether (“MTBE”), fuel applications (including vehicle fuel, marine fuel and as a fuel for industrial boilers and kilns), di-methyl ether (“DME”) and biodiesel.

We are the world’s largest producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our total annual operating capacity, including Methanex interests in jointly owned plants, is currently 9.2 million tonnes and is located in New Zealand, the United States, Trinidad, Chile, Egypt, and Canada. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility in managing our supply chain while continuing to meet customer needs and support our marketing efforts. We have marketing rights for 100% of the production from the jointly-owned plants in Trinidad and Egypt, which provides us with an additional 1.3 million tonnes per year of methanol offtake supply when the plants are operating at full capacity.

Refer to the Production Summary section on page 12 for more information.

2019 Industry Overview & Outlook

Methanol is a global commodity and our earnings are significantly affected by fluctuations in the price of methanol, which is directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies.

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Demand

We estimate that global methanol demand totaled approximately 84 million tonnes in 2019, a 3% increase compared to 2018.

Traditional chemical demand was flat year-over-year as a result of slower global economic growth, particularly in the automotive and construction markets, and various planned and unplanned downstream outages. We believe that traditional chemical demand is influenced by the strength of global and regional economies and industrial production levels.

Demand for energy-related applications, which represents just under 50% of global demand, was robust and grew seven percent in 2019, supported by the start-up of two new methanol-to-olefin (“MTO”) plants. We continue to monitor the progress of two other MTO units that are currently under construction, with the combined capacity to consume an additional 3.6 million tonnes of methanol annually at full operating rates, that are targeted to come online in the medium term. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.

Regulatory changes are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel.

On January 1, 2020, the International Maritime Organization (“IMO”) implemented a new regulation limiting sulphur emissions from ocean-going vessels. Methanol has emerged as a promising competitive alternative marine fuel that meets the IMO’s sulphur requirements. Methanex currently has 11 vessels with the capability to run on methanol. A number of projects are underway with cruise ships and ferries as well as tug boats and barges. In China, Methanex has partnered with the Ministry of Transport on a successful marine fuel pilot and is working with relevant stakeholders to support the application of methanol as a marine fuel.

There is growing interest in methanol as a vehicle fuel. In 2019, a number of Chinese government ministries published “Guidelines to Promote Methanol Vehicles in China” to expedite the development of methanol vehicles. We are pleased to see significant interest in high level methanol fuel blends as a pilot program for M100 taxis (able to run on 100% methanol fuel) has been launched in in China. There are approximately 19,000 taxis in China, representing approximately 400,000 tonnes of methanol demand, running on M100 fuel. Methanol fuel blending continues to gain momentum outside of China. Several other countries are in the assessment or near-commercial stage for low-level methanol fuel blending.

In China, stricter air quality emissions regulations in several provinces are leading to a phase-out of coal-fueled industrial boilers and industrial kilns in favour of cleaner fuels, creating a growing market for methanol as an alternative fuel. We estimate that this growing demand segment already represents approximately two million tonnes of methanol demand.

We believe that demand for energy-related applications is influenced by energy prices, pricing of end products and government regulations and policies.

Supply

Approximately four million tonnes of new annualized capacity, including existing capacity expansions, outside of China was introduced in 2019, including our 0.8 million tonne Chile IV methanol plant that restarted in late 2018, the 2.4 million tonne Kaveh methanol plant that started up in early 2019 in Iran, a 0.4 million tonne OCI plant in the Netherlands that restarted in the second half of 2019 and capacity expansions in the US and Middle East. In China, we estimate that approximately three million tonnes of net new production capacity was added in 2019, excluding methanol production that is integrated with production of other downstream products and not sold on the merchant market.

Over the next few years, the majority of large-scale capacity additions outside of China are expected to be in the Americas and the Middle East. Caribbean Gas Chemical Limited is constructing a 1.0 million tonne plant in Trinidad with production expected in 2020. Koch Methanol Investments and Yuhuang Chemical Industries are progressing their 1.7 million tonne YCI Methanol One project in St. James Parish, Louisiana with an announced target completion date in the second half of 2020. During 2019, we also made a final investment decision to construct a third plant in Geismar with an expected production capacity of 1.8 million tonnes. There are other large-scale projects under discussion in North America; however, we believe that none have yet reached a final investment decision. There are a number of projects at various stages of construction in Iran, including the Bushehr plant which we understand is closest to completion, that we continue to monitor. We anticipate that new non-integrated capacity additions in China will be tempered by

8    2019 Methanex Corporation Annual Report

a continuing degree of restrictions placed by the Chinese government on new standalone coal-based capacity additions. We expect that production from new capacity in China will be consumed in that country.

Price

Methanex’s average realized price in 2019 was $295 per tonne compared to $405 per tonne in 2018. The decline in methanol pricing resulted from relatively strong industry operating rates for most of the year combined with modest methanol demand growth.

Recent Developments

Leading into 2020, we face significant uncertainty in the global economy and a challenging commodity price environment as the emergence of the novel coronavirus (“COVID-19”) has dramatically impacted how individuals, businesses and governments operate. In addition, the price of oil has dropped sharply, sparked by lower demand driven by impacts from COVID-19, and from an oil price war resulting from disagreements on supply cuts between oil producing nations. This adds additional uncertainty as higher oil prices are generally positive for the methanol industry. Future methanol prices will ultimately depend on the strength of global demand, which is driven by a number of factors described above, along with methanol industry operating rates and new methanol industry capacity additions. The ultimate impact that COVID-19 and lower oil prices will have on methanol prices is not known and could be material.

OUR STRATEGY

Our primary objective is to create value through our leadership in the global production, marketing and delivery of methanol to customers. To achieve this objective we have a simple, clearly defined strategy: global leadership, low cost and operational excellence. We also pride ourselves in being a leader in Responsible Care (an operating ethic and set of principles for sustainability developed by the Chemistry Industry Association of Canada and recognized by the United Nations) to manage issues related to employee health and safety, environmental protection, community involvement, social responsibility, sustainability, security and emergency preparedness. Our brand differentiator “The Power of Agility®” defines our culture of flexibility, responsiveness and creativity that allows us to capitalize on opportunities quickly as they arise, and swiftly respond to customer needs.

Global Leadership

Global leadership is a key element of our strategy. We are focused on creating value through our position as the major producer and supplier in the global methanol industry, improving our ability to cost-effectively deliver methanol to customers and supporting both traditional and energy-related global methanol demand growth.

We are the leading producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our 2019 sales volume of 11.1 million tonnes of methanol represented approximately 13% of global methanol demand. This scale allows us the flexibility to meet customer needs across international markets. Our leadership position has also enabled us to play an important role in the industry, which includes publishing Methanex reference prices that are used in each major market as the basis of pricing for our customer contracts.

The geographically diverse locations of our production sites allow us to deliver methanol cost-effectively to customers in all major global markets, while we continue to invest in global distribution and supply infrastructure, which include a fleet of ocean-going vessels and terminal capacity within all major international markets, enable us to enhance value to customers by providing reliable and secure supply.

A key component of our global leadership strategy is the strength of our asset position with 9.2 million tonnes of operating capacity in 2019. We achieved a third consecutive year of record production in 2019 with 7.6 million tonnes despite an unplanned outage experienced at our Egypt facility from April to August 2019. For a number of years, our Chile operations operated well below full capacity. After signing new gas agreements, the restart of our Chile IV plant in late 2018 returned Chile to a two plant operation at 75% annual operating rates with further potential to increase production over the near term. In addition, we made significant progress on near-term growth projects in Louisiana to increase production by approximately 10% at our existing Geismar facilities and in 2019 we reached a final investment decision to construct a new 1.8 million tonne plant which will be our third plant in Geismar, Louisiana.

Another key component of our global leadership strategy is our ability to supplement methanol production with methanol purchased from third parties to give us flexibility in our supply chain to meet customer commitments. We purchase methanol through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply chain infrastructure, which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply.

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The Asia Pacific region continues to lead global methanol demand growth and we have invested in and enhanced our presence in this important region. We have storage capacity in China, South Korea and Japan that allows us to cost-effectively manage supply to customers and we have offices in Hong Kong, Shanghai, Tokyo, Seoul and Beijing to enhance customer service and industry positioning in the region. This enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol markets in China and other Asian countries. Our expanding presence in Asia Pacific has also helped us identify several opportunities to support the development of applications for methanol in the energy-related sector and applications aimed to promote the use of clean-burning fuels.

Low Cost

A low cost structure is an important competitive advantage in a commodity industry and is a key element of our strategy. Our approach to major business decisions is guided by a drive to improve our cost structure and create value for shareholders. The most significant components of total costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.

We manage our natural gas costs in two ways: through gas contracts linked to methanol price and through fixed price contracts. Our production facilities outside North America are largely underpinned by natural gas purchase agreements where the natural gas price is linked to methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle. In North America, we have fixed price contracts and hedges in place for our Geismar and Medicine Hat facilities with a higher portion of our gas requirements at fixed prices in the near-term, with the percentage at fixed prices declining as contracts within our portfolio expire to 2032. In the near-term, we have approximately 70% of our gas requirement at fixed prices. We purchase our remaining North American gas requirements through the spot market. Our hedging strategy in North America manages the natural gas price risk and its impact on our cost structure.

Our production facilities are well located to supply global methanol markets. Still, the cost to distribute methanol from production locations to customers is a significant component of total operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We continually focus on identifying initiatives to reduce these costs, including optimizing the use of our shipping fleet, third-party backhaul arrangements and taking advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. In 2019, we added four new flex-fuel vessels to our existing seven that can run on conventional low-sulphur fuels or methanol providing us flexibility in choosing cost competitive bunker fuels. We also look for opportunities to leverage our global asset position by entering into geographic product exchanges with other methanol producers to reduce distribution and transportation costs.

Operational Excellence

We maintain a focus on operational excellence in all aspects of our business. This includes excellence in manufacturing and supply chain processes, marketing and sales, Responsible Care and financial management.

To differentiate ourselves from competitors, we strive to be the best operator and the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. Our commitment to Responsible Care drives our commitment to adhere to the highest principles of health, safety, environmental stewardship, and social responsibility. We believe this commitment helps us achieve an excellent overall environmental and safety record and aligns our community involvement and social investments with our core values.

Product stewardship is a vital component of a Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental initiatives, and we work with industry colleagues to improve safety standards. We readily share technical and safety expertise with key stakeholders, including customers, end-users, suppliers, logistics providers and industry associations for methanol and methanol applications through active participation in local and international industry associations, seminars and conferences and online education initiatives.

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Our strategy of operational excellence also includes the financial management of the Company. We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. As at December 31, 2019, we had a cash balance of $417 million, no unsecured notes due until 2022 and two undrawn credit facilities to provide further liquidity: an $800 million construction credit facility specifically related to the Geismar 3 project and a $300 million revolving credit facility, both with a syndicate of highly rated financial institutions that expire in July 2024. We actively manage our liquidity and capital structure in light of changes to economic conditions, the underlying risks inherent in our operations and the capital requirements of our business. This is particularly important in the current uncertain economic environment, and we are taking steps to strengthen our balance sheet while maintaining our financial flexibility.

FINANCIAL HIGHLIGHTS

($ Millions, except as noted)	2019	2018

Production (thousands of tonnes) (attributable to Methanex shareholders)	7,589	7,211

Sales volume (thousands of tonnes)

Methanex-produced methanol	7,611	7,002

Purchased methanol	2,492	3,032

Commission sales	1,031	1,174

Total sales volume[1]	11,134	11,208

Methanex average non-discounted posted price ($ per tonne)[2]	353	481

Average realized price ($ per tonne)[3]	295	405

Revenue[4]	3,284	4,483

Adjusted revenue[5]	2,988	4,033

Adjusted EBITDA[5]	566	1,071

Cash flows from operating activities	515	980

Net income (attributable to Methanex shareholders)	88	569

Adjusted net income[5]	71	556

Basic net income per common share ($ per share)	1.15	7.07

Diluted net income per common share ($ per share)	1.01	6.92

Adjusted net income per common share ($ per share)[5]	0.93	6.86

Common share information (millions of shares)

Weighted average number of common shares	77	80

Diluted weighted average number of common shares	77	81

Number of common shares outstanding, end of year	76	77

[1]

Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced in Chile using natural gas supplied from Argentina under a tolling arrangement (“Tolling Volume”). No Tolling Volume was produced in 2019 compared to 108,000 MT of Tolling Volume in 2018.

[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

[4]

Revenue for 2019 has been adjusted as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas produced methanol. Revenue for 2018 has been restated. Refer to note 25 of the consolidated financial statements.

[5]

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, and Operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 41 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

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PRODUCTION SUMMARY

The following table details the annual operating capacity and actual production at our facilities in 2019 and 2018:

(Thousands of tonnes)	Annual operating capacity[1]	2019 Production	2018 Production

New Zealand[2]	2,200	1,865	1,606

USA (Geismar)	2,000	1,929	2,078

Trinidad (Methanex interest)[3]	2,000	1,743	1,702

Chile[4]	1,720	1,050	612

Egypt (50% interest)	630	392	613

Canada (Medicine Hat)	600	610	600

	9,150	7,589	7,211

[1]

Annual operating capacity reflects, among other things, average expected plant outages, turnarounds and average age of the facility’s catalyst. The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities and expected feedstock composition. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]

The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. We have revised the Annual Operating Capacity from 2.4 million tonnes to 2.2 million tonnes in 2019 based on the current outlook for available high CO2 natural gas. (refer to the New Zealand section below).

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[4]

The operating capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock. For 2018, our operating capacity in Chile was 0.9 million tonnes. In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007. (refer to the Chile section below).

New Zealand

In New Zealand, we produced 1.9 million tonnes of methanol in 2019 compared with 1.6 million tonnes in 2018. Production for 2019 was higher than 2018 due to planned turnarounds and maintenance activities at both the Motunui and Waitara Valley sites in 2018 and more significant gas supply constraints due to planned and unplanned gas field and pipeline maintenance and repairs in 2018 as compared to 2019. In December 2019, the Waitara Valley plant was taken offline temporarily to complete unplanned repairs.

Significant field development work is underway in the upstream gas sector in New Zealand, however, we do not expect to see the benefit of this in 2020. Based on our current contracted gas position, our production guidance for New Zealand is approximately 85% operating rates in 2020, or approximately 1.9 million tonnes annually. Our New Zealand facilities are ideally situated to supply the Asia Pacific market. Refer to the Risk Factors and Risk Management – New Zealand section on page 29 for more information.

United States

The Geismar facilities produced 1.9 million tonnes of methanol in 2019 compared with 2.1 million tonnes in 2018. Production at the Geismar site was lower for 2019 compared with 2018 due primarily to a planned turnaround at Geismar 1 in the first quarter of 2019 and unplanned outages at Geismar 2 in the fourth quarter of 2019. Refer to the Risk Factors and Risk Management - United States section on page 30 for more information.

Trinidad

Our ownership interest in the methanol facilities in Trinidad represents 2.0 million tonnes of annual capacity. The Trinidad facilities produced a total of 1.7 million tonnes of methanol (Methanex share) in both 2019 and 2018. Production in Trinidad was similar in 2019 and 2018 as a turnaround completed at the Titan plant in 2019 offset the impact of lower unplanned outages in 2019 compared to 2018.

The Titan and Atlas facilities in Trinidad are well located to supply global methanol markets. The Atlas facility is underpinned by a natural gas purchase agreement where the natural gas price varies with methanol sales. The Titan facility’s natural gas purchase agreement expired at the end of 2019. An interim agreement with the National Gas Company of Trinidad and Tobago Limited (“NGC”) for the interruptible supply of natural gas to the Titan facility is in place for the first quarter of 2020 while negotiations continue with NGC for a medium-term natural gas supply agreement. In March 2020, the Company announced the idling of its Titan plant effective March 16, 2020 for an indefinite period. The idling of the plant is in response to the anticipated impact on methanol demand in the second quarter of 2020 due to a substantial reduction in manufacturing activity in countries that have had significant outbreaks of COVID-19. Refer to the Risk Factors and Risk Management – Trinidad section on page 30 for more information.

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Chile

The Chile facilities, Chile I and IV, produced 1.1 million tonnes of methanol in 2019 from a combination of Chile and Argentina sourced natural gas. This compares to 0.6 million tonnes for Chile I in 2018. Production increased for 2019 as compared to 2018 as a result of improved natural gas availability from Chilean and Argentine suppliers and due to the restart of our Chile IV plant in the fourth quarter of 2018 which operated throughout the majority of 2019. In 2019 we undertook a refurbishment of the Chile I facility timed to coincide with lower gas availability in Chile in the southern hemisphere winter. In the fourth quarter of 2019 we achieved our highest quarterly production from Chile since the second quarter of 2007.

We expect that our current gas agreements will allow for a two-plant operation in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation annually in the near-term. In March 2020, the Company announced the idling of its Chile IV plant effective April 1, 2020 for an indefinite period. The idling of the plant is in response to the anticipated impact on methanol demand in the second quarter of 2020 due to a substantial reduction in manufacturing activity in countries that have had significant outbreaks of COVID-19.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities year-round on economic terms from Chile and Argentina. We are optimistic that we will be able to secure sufficient gas to underpin a full two-plant operation over the coming years. Refer to the Risk Factors and Risk Management—Chile section on page 30 for more information.

Egypt

We operate the 1.3 million tonne per year methanol facility in Egypt, that we have a 50% economic interest in, and have marketing rights for 100% of the production. The Egypt methanol facility is well located to supply the domestic and European methanol markets, and can also supply Asia Pacific. We produced 0.8 million tonnes of methanol (Methanex share of 0.4 million) at the plant during 2019, compared to 1.2 million tonnes (Methanex share of 0.6 million) in 2018. Production for 2019 was lower compared to 2018 as the Egypt facility experienced an outage in April 2019 and remained off-line until August 2019 for inspections and repair work. The plant ran at full rates subsequent to the plant restarting in August. Refer to the Risk Factors and Risk Management - Egypt section on page 31 for more information.

Canada

The Medicine Hat facility produced 0.6 million tonnes of methanol in both 2019 and 2018. Refer to the Risk Factors and Risk Management – Canada section on page 31 for more information.

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses, and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and Operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 41 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

2019 Methanex Corporation Annual Report    13

In addition to the methanol that we produce at our facilities, we also purchase and resell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE

The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, including produced and purchased methanol and excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS

The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume including produced and purchased methanol and excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME

The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses, and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.3 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting as we have greater than 50% voting control, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

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FINANCIAL RESULTS

For the year ended December 31, 2019, we reported net income attributable to Methanex shareholders of $88 million ($1.01 income per common share on a diluted basis), compared with net income attributable to Methanex shareholders of $569 million ($6.92 income per common share on a diluted basis) for the year ended December 31, 2018.

For the year ended December 31, 2019, we reported Adjusted EBITDA of $566 million and Adjusted net income of $71 million ($0.93 Adjusted net income per common share), compared with Adjusted EBITDA of $1,071 million and Adjusted net income of $556 million ($6.86 Adjusted net income per common share) for the year ended December 31, 2018.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests’ share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. For 2018 and 2019, there have been no specifically identified events impacting Adjusted EBITDA or Adjusted net income.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share is as follows:

($ Millions, except number of shares and per share amounts)	2019	2018
Net income attributable to Methanex shareholders	$88	$569
Mark-to-market impact of share-based compensation, net of tax	(17)	(13)
Adjusted net income	$71	$556
Diluted weighted average shares outstanding (millions)	77	81
Adjusted net income per common share	$0.93	$6.86

A summary of our consolidated statements of income for 2019 and 2018 is as follows:

($ Millions)	2019	2018
Consolidated statements of income:
Revenue[1]	$3,284	$4,483
Cost of sales and operating expenses[1]	(2,800)	(3,408)
Egypt insurance recovery	50	—
Mark-to-market impact of share-based compensation	(18)	(17)
Adjusted EBITDA (attributable to associate)	115	140
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(65)	(127)
Adjusted EBITDA (attributable to Methanex shareholders)	566	1,071
Mark-to-market impact of share-based compensation	18	17
Depreciation and amortization[2]	(344)	(245)
Finance costs[2]	(124)	(94)
Finance income and other expenses	4	4
Income tax expense	(4)	(153)
Earnings of associate adjustment[3]	(64)	(69)
Non-controlling interests adjustment[3]	36	38
Net income attributable to Methanex shareholders	$88	$569
Net income	$116	$658

[1]

Revenue and cost of sales and operating expenses for 2019 have been adjusted as compared to amounts reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas produced methanol. Revenue and cost of sales and operating expenses for 2018 has been restated. Refer to note 25 of the consolidated financial statements.

2

Depreciation and amortization and finance costs for the periods ended December 31, 2019 includes the impact of the adoption of IFRS 16 “Leases”. The comparative period in 2018 has not been restated as the Company has adopted IFRS 16 using the modified retrospective approach.

3

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

2019 Methanex Corporation Annual Report    15

Revenue

There are many factors that impact our global and regional revenue. The methanol business is a global commodity industry affected by supply and demand fundamentals. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies. Revenue was $3.3 billion in 2019 compared to $4.5 billion in 2018. The lower revenue reflects a decrease in our average realized price in 2019 compared to 2018.

We publish regional non-discounted reference prices for each major methanol market and these posted prices are reviewed and revised monthly or quarterly based on industry fundamentals and market conditions. Most of our customer contracts use published Methanex reference prices as a basis for pricing, and we offer discounts to customers based on various factors. Our average non-discounted published reference price in 2019 was $353 per tonne compared with $481 per tonne in 2018. Our average realized price in 2019 was $295 per tonne compared to $405 per tonne in 2018.

Distribution of Revenue

The geographic distribution of revenue by customer location for 2019 was comparable to 2018. Details are as follows:

($ Millions, except where noted)	2019		2018
China	$998	30%	$1,228	27%
Europe	635	19%	934	21%
United States	582	18%	814	18%
South Korea	320	11%	490	11%
South America	308	9%	393	9%
Canada	145	4%	188	4%
Other Asia	296	9%	436	10%
	$3,284	100%	$4,483	100%

Revenue for 2019 has been adjusted as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas produced methanol. Revenue for 2018 has been restated. Refer to note 25 of the consolidated financial statements.

Adjusted EBITDA (Attributable to Methanex Shareholders)

2019 Adjusted EBITDA was $566 million compared with 2018 Adjusted EBITDA of $1,071 million, a decrease of $505 million. The key drivers of change in our Adjusted EBITDA are average realized price, sales volume and cash costs as described below (refer to the How We Analyze Our Business section on page 13 for more information).

($ Millions)	2019 vs. 2018
Average realized price	$(1,117)
Sales volume	9
Total cash costs	491
IFRS 16 leasing impact [1]	112
Decrease in Adjusted EBITDA	$(505)

[1]	Refer to the Adoption of New Accounting Standards section on page 40 for more information relating to the adoption of IFRS 16.

Average Realized Price

Our average realized price for the year ended December 31, 2019 was $295 per tonne compared to $405 per tonne for 2018, and this decreased Adjusted EBITDA by $1,117 million (refer to the Financial Results – Revenue section on page 16 for more information).

Sales Volume

Methanol sales volume, excluding commission sales volume, for the year ended December 31, 2019 increased by 0.1 million tonnes to 10.1 million tonnes from 10.0 million tonnes in 2018, and this increased Adjusted EBITDA by $9 million. Including commission sales volume from the Atlas and Egypt facilities, our total methanol sales volume was 11.1 million tonnes in 2019 compared with 11.2 million tonnes in 2018.

16    2019 Methanex Corporation Annual Report

Total Cash Costs

The primary drivers of change in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others (“purchased methanol”). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing, which impacts many of our natural gas price agreements, and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs for 2019 compared with 2018 were due to the following:

($ Millions)	2019 vs. 2018
Methanex-produced methanol costs	$137
Proportion of Methanex-produced methanol sales	113
Purchased methanol costs	276
Logistics costs	(29)
Egypt insurance recovery	25
Other, net	(31)
Increase in Adjusted EBITDA due to changes in total cash costs	$491

Methanex-Produced Methanol Costs

Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol prices above a certain level. Methanex-produced methanol costs were lower in 2019 compared with 2018 by $137 million, primarily due to the impact of lower realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory. For additional information regarding our natural gas supply agreements, refer to the Liquidity and Capital Resources – Summary of Contractual Obligations and Commercial Commitments section on page 25.

Proportion of Methanex-Produced Methanol Sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. The proportion of Methanex-produced methanol sales increased in 2019 due to increased production and this increased Adjusted EBITDA by $113 million for 2019 compared with 2018.

Purchased Methanol Costs

A key element of our corporate strategy is global leadership and, as such, we have built a leading market position in each of the major global markets where methanol is sold. We supplement our production with purchased methanol through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. In structuring purchase agreements, we look for opportunities that provide synergies with our existing supply chain that allow us to purchase methanol in the most cost effective region. The cost of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. As a result of lower methanol prices in 2019 and the timing of inventory flows and purchases, the cost of purchased methanol per tonne decreased and this increased Adjusted EBITDA by $276 million compared with 2018.

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Logistics Costs

Our investment in global distribution and supply infrastructure includes a dedicated fleet of ocean-going vessels. We utilize these vessels to enhance value to customers by providing reliable and secure supply and to optimize supply chain costs overall, including through third-party backhaul arrangements when available. Logistics costs can also vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. Logistics costs in 2019 were $29 million higher than in 2018, decreasing Adjusted EBITDA. Logistics costs were primarily higher due to changes in the mix of Methanex-produced methanol sales volume resulting in longer supply chains and higher costs per delivered tonne. Specifically, the Egypt plant outage experienced in 2019 led to longer supply chains and higher costs for delivery to our customers in the Mediterranean, while a terminal fire in Houston and high water levels on the Mississippi river have led to higher in-region logistics costs in North America primarily in the second quarter of 2019.

Egypt Insurance Recovery

We experienced an outage at the Egypt plant from April to August 2019. We have recorded a $50 million ($25 million our share) insurance recovery which partially offsets repair costs charged to earnings and lost margins incurred earlier in 2019.

Other, Net

Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the year ended December 31, 2019 compared with the same period in 2018, other costs were higher by $31 million, primarily due to unabsorbed fixed costs at our manufacturing sites during scheduled turnarounds and plant outages, repair costs incurred during the Egypt plant outage in 2019, and higher selling, general and administrative expenses including cloud-based computing system implementation costs required to be expensed under IFRS.

IFRS 16 Leasing Impact

As at January 1, 2019 we adopted IFRS 16, a significant change to lease accounting under IFRS. The adoption of IFRS 16 in 2019 has increased Adjusted EBITDA by $112 million for the year ended December 31, 2019 compared with the same period for 2018 as our 2018 results do not reflect IFRS 16. The lower lease costs included in the calculation of Adjusted EBITDA due to the adoption of IFRS 16 in 2019 are approximately offset by higher depreciation and amortization by $97 million and finance costs by $21 million recognized in the year ended December 31, 2019. Refer to the Adoption of New Accounting Standards section on page 40 for more information.

Mark-to-Market Impact of Share-Based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and is analyzed separately.

($ Millions, except share price)	2019	2018
Methanex Corporation share price[1]	$38.63	$48.17
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	14	11
Mark-to-market impact due to change in share price[2]	(18)	(17)
Total share-based compensation recovery, before tax	$(4)	$(6)

[1]	U.S. dollar share price of Methanex Corporation as quoted on the NASDAQ Global Select Market on the last trading day of the respective period.

[2]	For the periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.

For stock options, the cost is measured based on an estimate of the fair value at the date of grant using the Black-Scholes option pricing model, and this grant-date fair value is recognized as compensation expense over the related vesting period with no subsequent re-measurement in fair value. Accordingly, share-based compensation expense associated with stock options will not vary significantly from period to period.

18    2019 Methanex Corporation Annual Report

Share appreciation rights (“SARs”) are non-dilutive units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights (“TSARs”) give the holder the choice between exercising a regular stock option or a SAR. The fair values of SARs and TSARs are re-measured each quarter using the Black-Scholes option pricing model, which considers the market value of the Company’s common shares on the last trading day of each quarter.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units granted prior to 2018 have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 25% to 150% based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Select Market immediately preceding the year end date that the performance share units vest.

Performance share units granted in 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor), and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and each reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects the actual Return on Capital Employed for historical periods and management’s best estimate for forecast periods to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.

For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

The price of the Company’s common shares as quoted on the NASDAQ Global Select Market decreased from $48.17 per share at December 31, 2018 to $38.63 per share at December 31, 2019. As a result of the decrease in the share price and the resulting impact on the fair value of the outstanding units, we recorded an $18 million mark-to-market recovery related to share-based compensation during 2019.

Depreciation and Amortization

Depreciation and amortization was $344 million for the year ended December 31, 2019 compared with $245 million for the year ended December, 31 2018. The increase in depreciation and amortization in 2019 compared with 2018 of $99 million was primarily due to the adoption of IFRS 16 in 2019 which resulted in an additional $97 million of depreciation of right-of-use (leased) assets.

Finance Costs

($ Millions)	2019	2018
Finance costs before capitalized interest	$127	$95
Less capitalized interest	(3)	(1)
Finance costs	$124	$94

Finance costs are primarily comprised of interest on borrowings and lease obligations and were $124 million for the year ended December 31, 2019 compared to $94 million for the year ended December 31, 2018. Finance costs are higher due to the adoption of IFRS 16 in 2019 which resulted in an additional $21 million of finance costs relating to lease obligations previously treated as operating lease expenses, and higher borrowings. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section of page 21 for more information.

2019 Methanex Corporation Annual Report    19

Finance Income and Other Expenses

Finance income and other expenses was a gain of $4 million for the years ended December 31, 2019 and December 31, 2018. Finance income and other expenses is primarily related to the impact of changes in foreign exchange rates and changes in interest earned on cash balances.

Income Taxes

A summary of our income taxes for 2019 compared with 2018 is as follows:

($ Millions, except where noted)	2019		2018
	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$121	$102	$811	$737
Income tax expense	(5)	(31)	(153)	(181)
Amount after income tax	$116	$71	$658	$556
Effective tax rate	4%	30%	19%	25%

We earn the majority of our income in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is currently 26.8% and will decrease to 25.6% over the next three years based on recently enacted legislation in Alberta. The United States statutory tax rate applicable to Methanex is 23% and the Egypt statutory tax rate applicable to Methanex is 27.5%. We accrue for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate related to Adjusted net income was 30% for the year ended December 31, 2019 compared with 25% on an Adjusted net income for the year ended December 31, 2018. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer term corporate tax rate. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate. The 2018 effective tax rate was also lower than the 2019 effective tax rate due to the utilization of unrecognized loss carryforwards in Egypt which were fully utilized in 2018.

For additional information regarding income taxes, refer to note 16 of our 2019 consolidated financial statements.

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LIQUIDITY AND CAPITAL RESOURCES

A summary of our consolidated statements of cash flows is as follows:

($ Millions)	2019	2018
Cash flows from / (used in) operating activities:
Cash flows from operating activities before changes in non-cash working capital	$506	$974
Changes in non-cash working capital	9	6
	515	980
Cash flows from / (used in) financing activities:
Dividend payments	(108)	(106)
Interest paid	(115)	(90)
Repayment of long-term debt	(388)	(214)
Repayment of lease obligations	(102)	(8)
Payments for the repurchase of shares	(53)	(444)
Net proceeds on issue of long-term debt	696	166
Distributions to non-controlling interests	(24)	(104)
Other	(10)	7
	(104)	(793)
Cash flows from / (used in) investing activities:
Property, plant and equipment	(208)	(191)
Geismar plant under construction	(115)	(54)
Restricted cash for vessels under construction	62	(61)
Changes in non-cash working capital relating to investing activities	11	–
	(250)	(306)
Increase (decrease) in cash and cash equivalents	161	(119)
Cash and cash equivalents, end of year	$417	$256

2019 Methanex Corporation Annual Report    21

Cash Flow Highlights

Cash Flows from Operating Activities

Cash flows from operating activities for the year ended December 31, 2019 were $515 million compared with $980 million for the year ended December 31, 2018. The decrease in cash flows from operating activities is primarily due to lower net income resulting from a lower realized methanol price. The adoption of IFRS 16 for 2019 results in higher cash flows from operating activities for the year ended December 31, 2019 compared to 2018 by $112 million. The increase in operating cash inflows from IFRS 16 is offset by an increase in financing cash outflows compared to 2018. The increase in financing cash outflows reflects the repayments on lease obligations including financing costs. The adoption of IFRS 16 has no net cash impact.

The following table provides a summary of these items for 2019 and 2018:

($ Millions)	2019	2018
Net income	$116	$658
Deduct earnings of associate	(52)	(72)
Add dividends received from associate	56	63
Add (deduct) non-cash items:
Depreciation and amortization	344	245
Income tax expense	4	153
Share-based compensation recovery	(4)	(6)
Finance costs	124	94
Income taxes paid	(44)	(106)
Other	(38)	(55)
Cash flows from operating activities before changes in non-cash working capital	506	974
Changes in non-cash working capital:
Trade and other receivables	26	22
Inventories	120	(78)
Prepaid expenses	(6)	(3)
Accounts payable and accrued liabilities, including long-term payables	(131)	65
	9	6
Cash flows from operating activities	$515	$980

For a discussion of the changes in net income, depreciation and amortization, share-based compensation recovery and finance costs, refer to the Financial Results section on page 15.

Changes in non-cash working capital increased cash flows from operating activities by $9 million for the year ended December 31, 2019, compared with an increase of $6 million for the year ended December 31, 2018. Trade and other receivables decreased in 2019 and this increased cash flows from operating activities by $26 million, primarily due to lower methanol prices in 2019 compared to 2018. Inventories also decreased primarily due to the impact of lower methanol prices in 2019 compared to 2018 which increased cash flows from operating activities by $120 million. Accounts payable and accrued liabilities decreased in 2019 compared to 2018 due to the impact of lower methanol prices on purchased methanol and lower natural gas prices which decreased cash flows from operating activities by $131 million.

Cash Flows from Financing Activities

During 2019, we increased our regular quarterly dividend to $0.36 per common share from $0.33 per common share. Total dividend payments in 2019 were $108 million compared with $106 million in 2018 and total interest payments in 2019 were $115 million compared with $90 million in 2018. The increase in total interest payments in 2019 compared to 2018 was primarily due to the adoption of IFRS 16 with interest related to leases.

In 2019, we repurchased 1,069,893 common shares under a normal course issuer bid for approximately $53 million. In 2018, we repurchased 6,590,095 common shares for approximately $444 million.

In 2019, the Company issued $700 million of senior unsecured notes bearing a coupon of 5.25%, due December 15, 2029 and repaid $388 million of debt, including the $350 million notes due in December 2019, $28 million relating to our limited recourse Egypt debt

22    2019 Methanex Corporation Annual Report

facility and $9 million relating to other limited recourse debt facilities for ocean vessels. The remaining proceeds from the debt issuance in 2019 are primarily to fund the Geismar 3 project.

Total debt issuances in 2018 were $166 million, limited recourse and all through 50% owned entities relating to ocean going vessels. Total debt repayments in 2018 were $214 million and all relating to other limited recourse debt.

Distributions to non-controlling interests including the 50% ownership of the Egypt entity and the 50% ownership in multiple ocean going vessels not attributable to Methanex were $24 million in 2019 compared to $104 million in 2018.

Cash Flows from Investing Activities

During 2019, we incurred capital expenditures relating to our consolidated operations of $208 million primarily related to regular capital maintenance projects in Trinidad, Geismar 1, project work for the refurbishment of our Chile I plant, and construction of two ocean going vessels. In addition, we incurred capital expenditures of $115 million related to the construction of the Geismar 3 project.

Liquidity and Capitalization

Our objectives in managing liquidity and capital are to provide financial capacity and flexibility to meet our strategic objectives, to provide a return to shareholders commensurate with the level of risk and to return excess cash through a combination of dividends and share repurchases.

The following table provides information on our liquidity and capitalization position as at December 31, 2019 and December 31, 2018:

($ Millions, except where noted)	2019	2018
Liquidity:
Cash and cash equivalents	$417	$256
Undrawn credit facilities	300	300
Undrawn construction facilities	800	–
Total liquidity	$1,517	$556
Capitalization:
Unsecured notes, including current portion	$1,536	$1,190
Egypt limited recourse debt facilities, including current portion	75	101
Other limited recourse debt facilities, including current portion	158	167
Total debt	1,769	1,458
Non-controlling interests	299	297
Shareholders’ equity	1,332	1,511
Total capitalization	$3,400	$3,266
Total debt to capitalization[1]	52%	45%
Net debt to capitalization[2]	45%	40%

[1]	Defined as total debt (including 100% of Egypt limited recourse debt facilities) divided by total capitalization.

[2]	Defined as total debt (including 100% of Egypt limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

We manage our liquidity and capital structure and make adjustments to it in light of changes to economic conditions, the underlying risks inherent in our operations and the capital requirements for the business. The strategies we have employed include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.

We are not subject to any statutory capital requirements and have no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options and TSARs.

We operate in a highly competitive commodity industry and believe that it is appropriate to maintain a strong balance sheet and maintain financial flexibility. As at December 31, 2019, we had a cash balance of $417 million and access to two undrawn credit facilities, an $800 million construction credit facility specifically related to the Geismar 3 project and a $300 million revolving credit facility, both with a syndicate of highly rated financial institutions and expiry in July 2024. We do not have any debt maturities until

2019 Methanex Corporation Annual Report    23

March 2022 other than normal course obligations for principal repayments related to our Egypt and other limited recourse debt facilities. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

We have covenant and default provisions under our long-term debt obligations and we also have certain covenants that could restrict access to the credit facilities. The covenants governing the unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of our assets. The indenture also contains customary default provisions. The significant covenants and default provisions under the two credit facilities include:

a)

the obligation to maintain an EBITDA to interest coverage ratio of not less than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 57.5%, both calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries;

b)	a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries; and

c)

a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities also include other customary covenants including restrictions on the incurrence of additional indebtedness, with specific restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Shareholder distributions are not permitted unless the average gas deliveries over the prior 12 months are greater than 70% of gas nominations.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2019, management believes the Company was in compliance with all significant terms and default provisions related to its long-term debt obligations.

Capital Projects

Our planned capital expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $150 million for 2020. The planned projects and expenditures may change as a result of the market conditions and work restrictions caused by the COVID-19 pandemic.

To date, we have made significant progress on the debottlenecking project at our existing Geismar 1 and Geismar 2 facilities to increase production by approximately 10%.

In July 2019, the Board reached a unanimous final investment decision to construct Geismar 3, a 1.8 million tonne methanol plant adjacent to our existing Geismar 1 and Geismar 2 facilities. The Geismar 3 project has substantial capital and operating cost advantages compared to a standalone project. The cost of the Geismar 3 project is expected to be between $1.3 to $1.4 billion, excluding capitalized interest. Capitalized costs of approximately $152 million, excluding capitalized interest of $4 million, have been incurred for the project to December 31, 2019.

Given the uncertainty in the global economy and challenging commodity price environment, we are evaluating all capital spending, including our Geismar 3 project.

24    2019 Methanex Corporation Annual Report

Summary of Contractual Obligations and Commercial Commitments

A summary of the amount and estimated timing of cash flows related to our contractual obligations and minimum commercial commitments as at December 31, 2019 is as follows:

($ Millions)	2020	2021-2022	2023-2024	After 2024	Total
Long-term debt repayments	$39	$318	$322	$1,111	$1,790
Long-term debt interest obligations	91	167	146	532	936
Lease obligations	134	212	184	478	1,008
Repayments of other long-term liabilities	34	61	49	170	314
Natural gas and other	459	755	732	1,386	3,332
Other commitments	59	2	1	3	65
	$816	$1,515	$1,434	$3,680	$7,445

Long-Term Debt Repayments and Long-Term Debt Interest Obligations

We have $250 million of unsecured notes that mature in 2022, $300 million of unsecured notes that mature in 2024, $700 million of unsecured notes that mature in 2029, and $300 million of unsecured notes that mature in 2044. The remaining debt repayments represent the normal course obligations for principal repayments related to our limited recourse debt facilities. Interest obligations related to variable interest rate long-term debt were estimated using current interest rates in effect as at December 31, 2019. For additional information, refer to note 8 of our 2019 consolidated financial statements.

Repayments of Other Long-Term Liabilities

Repayments of other long-term liabilities represent contractual payment dates or, if the timing is not known, we have estimated the timing of repayment based on management’s expectations.

Natural Gas and Other

We have commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements. Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity.

The natural gas supply contracts for our facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile are take-or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment.

We also have multi-year fixed price natural gas contracts and hedges to manage exposure to natural gas price risk and supply our production facilities in Geismar and Medicine Hat. We believe that the fixed price contracts, hedges and long-term natural gas dynamics in North America support the long-term operation of these facilities. In the above table, we have included natural gas commitments, not accounted for as financial instruments, in North America for Geismar and Medicine Hat at the contractual volume and prices.

We have marketing rights for 100% of the production from our jointly owned Atlas and Egypt plants which results in purchase commitments of up to an additional 1.3 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2019, the Company also had commitments to purchase methanol from other suppliers for approximately 1.2 million tonnes for 2020 and 1.2 million tonnes in aggregate thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

The above table does not include costs for planned capital maintenance or expansion expenditures, as these expenditures may change, or any obligations with original maturities of less than one year.

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Other Commitments

We have future minimum lease payments under leases relating primarily to vessel charter, terminal facilities, office space and equipment that are outside the scope of IFRS 16. For additional information refer to the Adoption of New Accounting Standards section on page 40 and note 22 of our 2019 consolidated financial statements.

Off-Balance Sheet Arrangements

As at December 31, 2019, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are either measured at amortized cost or fair value.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company’s assessment of the risk and the available alternatives for mitigating risks.

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss when the underlying hedged transaction is recognized in earnings. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign currency denominated transactions.

Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

The following table shows the carrying value of each of our categories of financial assets and liabilities and the related balance sheet items as at December 31, 2019 and December 31, 2018:

($ Millions)	2019	2018

Financial assets:
Financial assets not measured at fair value:
Cash and cash equivalents	$417	$256
Trade and other receivables, excluding tax receivable	474	505

Restricted cash included in other assets	39	19

Restricted cash and cash equivalents for vessels under construction	—	66

Total financial assets[2]	$930	$846

Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$196	$106

Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	406	524

Long-term debt, including current portion	1,769	1,458

Total financial liabilities	$2,371	$2,088

[1]

Geismar and Medicine Hat natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2019, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which are recorded at fair value unless exempted.

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all the Company’s derivative contracts includes an

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adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationships.

The Company has derivative instruments designated as cash flow hedges for Geismar and Medicine Hat to manage its exposure to changes in natural gas prices for its highly probable forecast natural gas purchases in North America.

The Company also designates as cash flow hedges forward exchange contracts to sell certain foreign currencies at a fixed U.S. dollar exchange rate to hedge its exposure to exchange rate fluctuations on certain foreign currency denominated transactions.

RISK FACTORS AND RISK MANAGEMENT

We are subject to risks that require prudent risk management. We believe the following risks, in addition to those described in the Critical Accounting Estimates section on page 37, to be among the most important for understanding the issues that face our business and our approach to risk management.

Pandemic (COVID-19) Risk

Early in 2020, we have seen a substantial reduction in manufacturing activity in countries that have had significant outbreaks of COVID-19, including China. In addition, the price of oil has dropped sharply, sparked by lower demand driven by impacts from COVID-19, and from an oil price war resulting from disagreements on supply cuts between oil producing nations. This adds additional uncertainty as higher oil prices are generally positive for the methanol industry. As a result, we are anticipating lower demand and prices for methanol in the near-term. In response, we have idled two methanol plants for an indefinite period.

Significant uncertainty remains with respect to the potential future impact of COVID-19 as a declared pandemic on our business. The magnitude of the impact will depend on future developments which cannot currently be predicted, including the speed at which manufacturing activity will return to prior levels, the impacts on supply chains, our ability to operate our facilities, and our ability to carry-out large-scale maintenance activities at our facilities as a result of labour shortages due to government imposed travel and assembly restrictions. We are actively assessing, and responding where possible, to the potential effects of the COVID-19 outbreak on our employees, customers, suppliers, and logistics providers, and evaluating the impact of governmental actions being taken to curtail its spread. We expect that our financial results for 2020 will be negatively impacted by the pandemic and we cannot currently estimate the overall severity or duration of any resulting adverse impact on our business, results of operations and financial condition. Finally, considering what has been experienced to date and further potential impacts, we cannot provide assurance that the deterioration in economic conditions will not have an adverse impact on our results of operations and financial condition.

Methanol Price

The methanol business is a highly competitive commodity industry and prices are affected by supply and demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by cyclicality. Factors influencing supply and demand for methanol and related risks are found below. We are not able to predict future methanol supply and demand balances, which are driven by a number of factors that are beyond our control. Since methanol is the only product we produce and market, a decline in the price of methanol has a significant negative effect on our results of operations and financial condition.

Methanol Demand

Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies. Changes in methanol demand based on availability of substitute products, consumer preference, government regulation, or other factors may have a significant negative effect on our results of operations and financial condition irrespective of energy prices or economic growth rates. We cannot provide assurance that changes in methanol demand will not negatively impact methanol demand growth, which could have an adverse effect on our results of operations and financial condition.

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Energy Prices

Demand for energy-related applications, which represents just under 50% of global methanol demand, includes a number of applications including methanol-to-olefins (“MTO”), methyl tertiary-butyl ether (“MTBE”), fuel applications (including vehicle fuel, marine fuel and as a fuel for industrial boilers and kilns), di-methyl ether (“DME”) and biodiesel.

Over the past number of years, methanol demand growth has been led by strong demand from these applications, in part, as relatively high oil prices generated an economic incentive to substitute lower cost methanol for petroleum products or as a feedstock in energy-related products.

Over the past few years, the fastest growing application where methanol serves as a substitute for an energy product has been methanol-to-olefins, where methanol is an alternative feedstock in the production of olefins. Methanol-to-olefins use makes up approximately 16% of total methanol demand. MTO competes with olefins made from ethane, propane and naptha which are natural gas and oil based feedstocks. The price of methanol relative to the price of ethane, propane and naptha can impact the competitiveness of methanol in this application. The price of olefins and downstream derivative products are also affected by their supply and demand. In a low olefin and/or downstream derivative product price environment, methanol could be a less competitive feedstock in the production of olefins, which could reduce demand for methanol or contribute to negative pressure on methanol prices.

Methanol can also be blended directly with gasoline, and di-methyl ether (a methanol derivative) can be blended with liquefied petroleum gas (propane). Because of this relationship, methanol demand is sensitive to the pricing of these energy products, which in turn are generally linked to global energy prices.

We cannot provide assurance that energy prices will not negatively impact methanol demand growth, which could have an adverse effect on our results of operations and financial condition.

Global Economic Growth Rates

Traditional chemical demand, which represents over 50% of global methanol demand, is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a wide variety of industrial and consumer products. Traditional chemical demand is influenced by the strength of global and regional economies and industrial production levels. Any slowdown in the global or regional economies, specifically manufacturing and industrial economies, can negatively impact demand for methanol and have a detrimental impact on methanol prices.

Government Regulations and Policies

Changes in environmental, health and safety laws, regulations or requirements could impact methanol demand.

Above certain inhalation and ingestion levels, methanol is toxic to humans. The United States Environmental Protection Agency (“EPA”) issued a draft assessment for methanol in 2010 classifying methanol as likely to be carcinogenic to humans. A final non-cancer assessment released by the EPA in 2013 established the maximum ingestion and inhalation levels for methanol that it claims will not result in adverse health impacts. We are unable to determine whether the current draft classification will be maintained in the final cancer assessment or if this will lead other government agencies to take actions related to methanol. Any reclassification could reduce future methanol demand, which could have an adverse effect on our results of operations and financial condition.

In 2019, methanol demand for the production of formaldehyde represented just under 30% of global methanol demand and is the largest demand segment. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used in adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

Formaldehyde is classified as a known human carcinogen by the EPA, and as carcinogenic to humans by the World Health Organization. The EPA classifies a substance in this manner when there is sufficient evidence of carcinogenicity from studies in

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humans, which indicates a causal relationship between exposure to the agent, substance, or mixture, and human cancer. In 2019, formaldehyde was selected as one of twenty priority chemicals for review under the Toxic Substances Control Act of the EPA with an anticipated final risk evaluation date of December 2022. We are unable to determine whether the current classification or future reclassifications of formaldehyde could impose limits or restrictions related to formaldehyde in the United States or elsewhere. Any such actions could reduce future methanol demand for use in producing formaldehyde, which could have an adverse effect on our results of operations and financial condition.

Further, any government regulation or policy relating to any other methanol derived product could also reduce future methanol demand for that product, which could have an adverse effect on our results of operations and financial condition.

Methanol Supply

An increase in economically competitive methanol supply, all else equal, can displace supply from higher cost producers and have a negative impact on methanol price. Methanol supply is influenced by the cost of production including the availability and cost of raw materials including coal and natural gas, freight costs, capital costs and government policies. Methanol supply may increase due to the construction of new methanol plants, restarts of idle methanol plants, carrying out major expansions of existing plants or by debottlenecking existing plants to increase their production capacity.

Approximately four million tonnes of new annualized capacity, including existing capacity expansions, outside of China was introduced in 2019, including our 0.8 million tonne Chile IV methanol plant that restarted in late 2018, the 2.4 million tonne Kaveh methanol plant that started up in early 2019 in Iran, a 0.4 million tonne OCI plant in the Netherlands that restarted in the second half of 2019 and capacity expansions in the US and Middle East. In China, we estimate that approximately three million tonnes of net new production capacity was added in 2019.

Over the next few years, the majority of large-scale capacity additions outside of China are expected to be in the Americas and the Middle East. Caribbean Gas Chemical Limited is constructing a 1.0 million tonne plant in Trinidad with production expected in 2020. Koch Methanol Investments and Yuhuang Chemical Industries are progressing their 1.7 million tonne YCI Methanol One project in St. James Parish, Louisiana with an announced target completion date in the second half of 2020. During 2019, we also made a final investment decision to construct a third plant in Geismar with an expected production capacity of 1.8 million tonnes. There are other large-scale projects under discussion in North America; however, we believe that none have yet reached a final investment decision. There are a number of projects at various stages of construction in Iran, including the Bushehr plant which we understand is closest to completion, that we continue to monitor. We anticipate that new non-integrated capacity additions in China will be tempered by a continuing degree of restrictions placed by the Chinese government on new standalone coal-based capacity additions. We expect that production from new capacity in China will be consumed in that country.

We cannot provide assurance that new supply additions will not outpace the level of future demand growth thereby contributing to negative pressure on methanol price.

Security of Natural Gas Supply and Price

Natural gas is the principal feedstock for producing methanol and it accounts for a significant portion of our operating costs. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or close such plants, which could have an adverse effect on our results of operations and financial condition.

New Zealand

We have three plants in New Zealand with a total operating capacity of 2.2 million tonnes of methanol per year. Two plants are located at Motunui and the third is located at nearby Waitara Valley. We have entered into several agreements with various natural gas suppliers to underpin our New Zealand operations with terms that range in length up to 2029. All agreements in New Zealand are take-or-pay agreements and include U.S. dollar base and variable price components where the variable price component is adjusted by a formula linked to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive at all points in the methanol price cycle and provides gas suppliers with attractive returns. Certain of these contracts

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require the supplier to deliver a minimum amount of natural gas with additional volume dependent on the success of exploring and developing the related natural gas field. We continue to pursue opportunities to contract additional natural gas to supply our plants in New Zealand.

The future operation of our New Zealand facilities depends on the ability of our contracted suppliers to meet their commitments and the success of ongoing exploration and development activities in the region. We cannot provide assurance that our contracted suppliers will be able to meet their commitments or that their ongoing exploration and development activities in New Zealand will be successful to enable us to operate at capacity. We cannot provide assurance that we will be able to obtain natural gas at economic terms or with the optimal CO2 composition. These factors could have an adverse impact on our results of operations and financial condition.

United States

We have two plants in Geismar, Louisiana with a total operating capacity of 2.0 million tonnes. In addition, we have made significant progress on debottlenecking projects that will increase production by approximately 10%. During 2019, we also made a final investment decision to construct a third plant in Geismar with an expected production capacity of 1.8 million tonnes.

We have a fixed price agreement for the supply of substantially all of the natural gas requirements for the Geismar 1 facility that expires in 2025. We have forward contracts to hedge approximately 40% of the natural gas prices for the Geismar 2 facility through 2025. Additionally, we have a fixed price agreement for the supply of approximately one-third of the Geismar 3 facility’s expected annual natural gas requirements from 2023 to 2032. The remainder of natural gas requirements at Geismar are purchased in the spot market.

We believe that the long-term natural gas dynamics in North America will support the long-term operations of these facilities; however, we cannot provide assurance that our contracted suppliers will be able to meet their commitments or that we will be able to secure additional natural gas on commercially acceptable terms and this could have an adverse impact on our results of operations and financial condition.

Trinidad

We have two plants in Trinidad, Atlas and Titan, with Methanex’s interest representing an operating capacity of 2.0 million tonnes per year. Natural gas for our Atlas methanol production facility in Trinidad, with our share of total production capacity being 1.1 million tonnes per year, is supplied under a take-or-pay contract with the National Gas Company of Trinidad and Tobago Limited (“NGC”), which purchases the natural gas from upstream gas producers. Gas paid for, but not taken, in any year may be received in subsequent years subject to certain limitations. The contract for Atlas has a U.S. dollar base and variable price components, where the variable portion is adjusted by a formula linked to methanol prices above a certain level and expires in 2024. The gas contract for Titan with the NGC expired at the end of 2019. Negotiations for a new gas supply contract are ongoing and Titan has an interruptible gas supply agreement in place for the first quarter of 2020.

Since 2011, large industrial consumers in Trinidad, including our Titan and Atlas facilities, have experienced curtailments of natural gas supply due to a mismatch between upstream supply to NGC and downstream demand from NGC’s customers. While we believe the supply and demand fundamentals for natural gas in Trinidad will support the continued operation of these facilities, we cannot provide assurance that we will be able to renew gas contracts at economic terms. Additionally, we cannot provide assurance that our contracted gas suppliers will be able to fully meet their commitments, that we will not experience longer or greater than anticipated curtailments due to upstream outages or other issues in Trinidad and that these curtailments will not be material. If, for any reason, we are unable to obtain sufficient natural gas for our Trinidad plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or close such plants, which could have an adverse impact on our results of operations and financial condition.

Chile

Natural gas for our two plants in Chile is supplied by various producers in Chile and Argentina. A portion of the contracted gas is subject to deliver or pay and take or pay provisions. We believe that our current gas agreements will allow for a two-plant operation

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in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation on an annual basis, or annual production of up to 1.3 million tonnes, in the near-term. The price paid for natural gas is a mix of both fixed price and a U.S. dollar base price plus a variable price component that is adjusted by a formula linked to methanol prices above a certain level.

Our primary Chilean natural gas supplier is Empresa Nacional del Petróleo (“ENAP”). ENAP has made significant investments in the development of natural gas from unconventional reservoirs and this effort has resulted in increased gas deliveries from ENAP to our facilities. In 2019, we announced a restructuring of our existing commercial arrangements with ENAP for natural gas supply to underpin approximately 25% of the 1.7 million tonnes of annual operating capacity for 2020 through 2025.

Throughout 2019, we received natural gas from Argentina from four different natural gas suppliers pursuant to interruptible supply agreements. These agreements expire at the end of 2020. We also received Argentine natural gas in 2019 from a fifth supplier, YPF S.A., pursuant to a gas supply agreement that expires at the end of 2025.

We continue to work with gas suppliers in Chile and Argentina to secure sufficient natural gas to sustain our Chile operations.

The future of our Chile operations is primarily dependent on the level of exploration and development of natural gas in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We cannot provide assurance that we will be able to continue to secure a sustainable natural gas supply to our facilities on economic terms and that this will not have an adverse impact on our results of operations or financial condition.

Egypt

We have a 25-year, take-or-pay natural gas supply agreement expiring in 2036 for the 1.3 million tonne per year methanol plant in Egypt in which we have a 50% equity interest. The price paid for gas is based on a U.S. dollar base price plus a variable price component that is adjusted by a formula linked to methanol prices above a certain level. Under the contract, the gas supplier is obligated to supply, and we are obliged to take or pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, in any year may be received in subsequent years subject to limitations. In addition, the natural gas supply agreement has a mechanism whereby we are partially compensated when gas delivery shortfalls in excess of a certain threshold occur. Natural gas is supplied to this facility from the same gas delivery grid infrastructure that supplies other industrial users in Egypt, as well as the general Egyptian population.

Following the plant commencing operations in 2011, Egypt has experienced periods of significant social unrest, including acts of sabotage and government transitions. We believe that these factors previously contributed to constraints in the development of new supplies of natural gas coming to market resulting in our Egypt plant operating below full capacity before late 2016. The current government has been in place since 2014 and has made significant efforts to improve the gas supply situation in the country by encouraging natural gas exploration and commencing an economic reform program. These efforts coupled with continuing natural gas discoveries have successfully strengthened the natural gas supply and demand balance in Egypt. We have received 100% of contracted gas supply since late 2016.

In spite of these positive developments in Egypt, the restrictions experienced in past years may occur in the future. We cannot provide assurance that we will not experience natural gas restrictions and that this would not have an adverse impact on our results of operations and financial condition.

Canada

We have entered into fixed price contracts to supply substantially all of our natural gas requirements for our Medicine Hat facility through 2031. In addition to hedges in place through 2022, we have a long-term, fixed price physical supply contract with a progressively growing supply commitment that started in 2018 and increases to 80-90% of the plant’s natural gas requirements from 2023 through 2031.

We cannot provide assurance that our contracted suppliers will be able to meet their commitments or that we will be able to continue to secure sufficient natural gas for our Medicine Hat facility on commercially acceptable terms and that this will not have an adverse impact on our results of operations and financial condition.

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Global Economic Conditions

In addition to the potential influence of global economic activity levels on methanol demand and price, changing global economic conditions can also result in changes in capital markets. A deterioration in economic conditions, which may result from a viral outbreak leading to a pandemic event, could have a negative impact on supply of demand for methanol, our investments, diminish our ability to access existing or future credit and increase the risk of defaults by customers, suppliers, insurers and other counterparties. Considering these potential impacts, we cannot provide assurance that a deterioration in economic conditions will not have an adverse impact on our results of operations and financial condition.

Foreign Operations

A significant portion of our operations and investments are located outside of North America, in New Zealand, Trinidad, Egypt, Chile, Europe and Asia. We are subject to risks inherent in foreign operations such as loss of revenue, property and equipment as a result of expropriation; import or export restrictions; anti-dumping measures; nationalization, war, insurrection, civil unrest, sabotage, terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations, including lack of certainty with respect to foreign legal systems, corruption and other factors inconsistent with the rule of law. Many of the foregoing risks related to foreign operations may also exist for our domestic operations in North America. The Company is committed to doing business in accordance with all applicable laws and its code of business conduct, but there is a risk that it, its subsidiaries or affiliated entities or their respective officers, directors, employees or agents could act in violation of its codes and applicable laws. Any such violation could severely damage our reputation and could result in substantial civil and criminal fines or penalties. Such damage to our reputation and fines and penalties could materially affect the Company’s business and have an adverse impact on our results of operations and financial condition.

Because we derive a significant portion of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances.

Trade in methanol is subject to duty in a number of jurisdictions. Methanol sold in certain markets from our producing regions is currently subject to import duties ranging from 0% to 5.5%. As well, there is currently a 25% tariff on methanol imported from the US to China and from China to the US. There can be no assurance that duties will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied, or that future duties will not have a significant negative effect.

Methanol is a globally traded commodity that is produced by many producers at facilities located around the world. Some producers and marketers may have direct or indirect contacts with countries that may, from time to time, be subject to international trade sanctions or other similar prohibitions (“Sanctioned Countries”). Methanol produced in Sanctioned Countries may sell at lower price to methanol produced in non-sanctioned countries creating competitive price pressure for the methanol we produce. In addition to the methanol we produce, we purchase methanol from third parties under purchase contracts or on the spot market in order to meet our commitments to customers, and we also engage in product exchanges with other producers and marketers. We believe that we are in compliance with all applicable laws with respect to sales and purchases of methanol and product exchanges. However, as a result of the participation of Sanctioned Countries in our industry, we cannot provide assurance that we will not be exposed to reputational or other risks that could have an adverse impact on our results of operations and financial condition.

Taxation Risk

The Company is subject to taxes, duties, levies, governmental royalties and other government-imposed compliance costs in numerous jurisdictions. New taxes and/or increases to the rates at which these amounts are determined could have an adverse impact on our results of operations and financial condition.

We have organized our operations in part based on certain assumptions about various tax laws (including capital gains, withholding taxes and transfer pricing), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other

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authorities will reach the same conclusion. The results of audit of prior tax filings and the final determination of these events may have a material impact on the Company. Refer to Litigation Risk and Legal Proceedings on page 37 for more information related to current legal matters. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

Liquidity Risk

As at December 31, 2019, we had a cash balance of $417 million and two undrawn credit facilities, an $800 million construction credit facility specifically related to the Geismar 3 project and a $300 million revolving credit facility, both with a syndicate of highly rated financial institutions that expire in July 2024. Our ability to maintain access to each facility is subject to meeting certain financial covenants, including an EBITDA to interest coverage ratio and a debt to capitalization ratio, both ratios calculated in accordance with definitions in the credit agreement that include adjustments related to the Company’s limited recourse subsidiaries.

As at December 31, 2019, our long-term debt obligations include $1,536 million in unsecured notes, $158 million related to other limited recourse debt for ocean going vessels (100% basis) and $75 million related to the Egypt limited recourse debt facilities (100% basis).

The covenants governing the unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or a sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions. The Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Egypt entity. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions.

For additional information regarding long-term debt, refer to note 8 of our 2019 consolidated financial statements.

We cannot provide assurance that we will be able to access new financing in the future on commercially acceptable terms or at all, or that the financial institutions providing the credit facilities will have the ability to honour future draws. Additionally, failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions. Any of these factors could have a significant negative effect on our results of operations, our ability to pursue and complete strategic initiatives or on our financial condition.

Foreign Currency Risk

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs, capital expenditures and purchases of methanol, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro, the Egyptian pound and the Chinese yuan. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales, operating expenses and capital expenditures. A portion of our revenue is earned in euros, Canadian dollars and Chinese yuan. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

Customer Credit Risk

Our customers are large global or regional petrochemical manufacturers or distributors and a number are highly leveraged, though we have not experienced significant credit losses in the past. We monitor our customers’ financial status closely; however, some customers may not have the financial ability to pay for methanol in the future and this could have an adverse effect on our results from operations and financial condition.

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Operational Risks

Production Risks

Most of our earnings are derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, power failures, longer-than-anticipated planned maintenance activities, loss of port facilities, natural disasters or any other event, including unanticipated events beyond our control, that could result in a prolonged shutdown of any of our plants or impede our ability to deliver methanol to customers. A prolonged plant shutdown at any of our major facilities could have an adverse effect on our results of operations and financial condition.

Technological Risks

Many of our methanol plants have been in operation for multiple decades and with appropriate maintenance they are still capable of operating efficiently and cost effectively today as new methanol production technologies have been primarily incremental rather than transformational. Alternative feedstocks and methods for methanol production exist today, but are not currently economically competitive at scale. The introduction of new technologies for methanol production, including those that reduce the CO2 emissions intensity of methanol production, may make our plants less cost competitive or obsolete over time. As a result, we cannot provide assurance that new technologies in methanol production will not have an adverse effect on our results of operations and financial condition.

Joint Arrangement Risk

Certain Methanex assets are jointly held and are governed by partnership and shareholder agreements. As a result, certain decisions regarding these assets require a simple majority, while others require 100 percent approval of the owners. In addition, certain of these assets (ocean going vessels) are operated by unrelated third-party entities. The operating results of these assets is to some extent dependent on the effectiveness of the business relationship and decision making among Methanex and the other joint owner(s) and the expertise and ability of these third-party operators to successfully operate and maintain the assets. While Methanex believes that there are prudent governance and contractual rights in place, there can be no assurance that Methanex will not encounter disputes with partners. Such events could impact operations or cash flows of these assets which, in turn, could have an adverse effect on our results of operations and financial condition.

Purchased Product Price Risk

In addition to the sale of methanol produced at our plants, we also purchase methanol produced by others on the spot market and through purchase contracts to meet our customer commitments and support our marketing efforts. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we purchase. Consequently, we have the risk of holding losses on the resale of this product to the extent that methanol prices decrease from the date of purchase to the date of sale. Holding losses, if any, on the resale of purchased methanol could have an adverse effect on our results of operations and financial condition.

Distribution Risks

Excess capacity within our fleet of ocean vessels resulting from a prolonged plant shutdown or other event could have an adverse effect on our results of operations and financial condition as our vessel fleet is subject to fixed time charter costs. In the event we have excess shipping capacity, we may be able to mitigate some of the excess costs by entering into sub-charters or third-party backhaul arrangements, although the success of this mitigation is dependent on conditions within the broader global shipping industry. If we suffer any disruptions in our distribution system and are unable to mitigate these costs, this could have an adverse effect on our results from operations and financial condition.

Insurance Risks

Although we maintain operational and construction insurance, including business interruption insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance or that insurers will be financially capable of honouring future claims. From time to time, various types of insurance for companies in the chemical and

34    2019 Methanex Corporation Annual Report

petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

New Capital Projects

As the global leader in the production and marketing of methanol, we may continue pursuing new opportunities to enhance our strategic position in the methanol industry. Our ability to successfully identify, develop and complete new capital projects, including the Geismar 3 Project, is subject to a number of risks, including finding and selecting favourable locations for new facilities where sufficient natural gas and other feedstock is available with acceptable commercial terms, obtaining project or other financing on satisfactory terms, constructing and completing the projects within the contemplated budgets and schedules and other risks commonly associated with the design, construction and start-up of large complex industrial projects. In addition, the COVID-19 pandemic could impact our ability to access necessary parts and equipment in a timely manner, meet key equipment delivery timelines, obtain permits, complete testing and inspection, and carry out project activities as a result of labour shortages due to government imposed travel and assembly restrictions. All of which, could result in schedule delays to complete new capital projects, including the Geismar 3 project. We cannot provide assurance that we will be able to identify or develop new methanol projects or that any changes to the targeted timing of completion or estimated cost to complete the Geismar 3 project or other capital projects or future ability to operate at production capacity which could have an adverse impact on our results of operations and financial condition.

Climate Change

Climate change poses a number of potential risks and impacts to Methanex which remain uncertain today, however these potential risks and impacts may increase over time. The prospective impact of climate change may have an adverse impact on our operations, our suppliers or customers and thus impact Methanex. The impacts of climate change may include water shortages, changing sea or river levels, changing storm patterns and intensities, and changing temperature levels, and the impact of these changes could be severe.

Four of our methanol production sites rely on access to fresh water, converted to steam, in the methanol production process. Our other two sites, Trinidad and Chile, have desalination units. Water shortages at sites without desalination units may have the impact of restricting methanol production. Our transport of methanol relies primarily on vessels to ship methanol from our production sites to customers around the world. We have, at times, experienced logistics delays in our supply chain due to high river levels. More severe and prolonged water shortages, rising sea or river levels, or other impacts from climate change could have a material adverse impact on our operating capacity and supply chain. We cannot predict the prospective impact of climate change on our operations, suppliers or customers, which could have an adverse impact on our results of operations and financial condition.

Environmental Regulation

The countries in which we operate and international and jurisdictional waters in which our vessels operate have laws, regulations, treaties and conventions in force to which we are subject, governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to compliance orders, fines, injunctions, civil liability and criminal sanctions.

Laws and regulations with respect to protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by others or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future.

Although we have formal and proactive compliance management systems in place, we cannot provide assurance over ongoing compliance with existing legislation or that future laws and regulations to which we are subject governing the environment and the

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management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials will not have an adverse effect on our results of operations and financial condition.

Carbon and GHG Legislation

Carbon dioxide (“CO2”) is a by-product of the methanol production process. The amount of CO2 generated by the methanol production process depends on the production technology, plant age, feedstock and any export of the by-product hydrogen. CO2 emissions are also generated from our marine operations when fuel is consumed during the global transport of methanol. We monitor and manage our CO2 emissions intensity, defined as the quantity of CO2 released per unit of production or transported tonne, relating to both methanol production and marine operations. Our CO2 emissions intensity has decreased over time due to newer technology and higher efficiency at our plants and in our vessel fleet. Plant efficiency, and thus CO2 emissions, is highly dependent on the design of the methanol plant, and accordingly the CO2 emission figure may vary from year to year depending on the mix of production assets and vessels in operation.

Under the United Nations Framework Convention on Climate Change through the Kyoto Protocol, and more recently the Paris Agreement (in effect from 2020), many of the countries we operate in have agreed to put forth efforts to reduce greenhouse gas (“GHG”) emissions and/or impose carbon taxes. We are currently subject to GHG regulations in New Zealand, Canada and Chile, but our production in the United States, Trinidad and Egypt is currently not subject to such regulations. These regulations result in additional costs to produce methanol. Many of our competitors produce methanol in countries with no imposed GHG regulations or carbon taxes, as such, further increases in regulations or carbon taxes in the countries in which we operate may negatively impact our competitive position within the methanol industry.

There are ongoing reviews and potential changes to government GHG regulations in New Zealand, Canada and Chile. In New Zealand, an Emissions Trading Scheme (“ETS”) imposes a carbon price on producers of fossil fuels, including natural gas, which is passed on to Methanex, increasing the cost of gas that Methanex purchases in New Zealand. However, as a trade exposed company, Methanex is entitled to a free allocation of emissions units to partially offset those increased costs. Our Medicine Hat facility is in the Canadian province of Alberta, which implemented legislation, the Carbon Competitiveness Incentive Regulation (“CCIR”), with the aim to reduce large industrial GHG emissions. In 2020, the CCIR was replaced by the Technology Innovation and Emissions Reduction (“TIER”) program which provides up to 90% free emission allocations. To the extent Methanex does not have free emission allocations we must purchase offset credits for an additional cost. Since 2017, Chile has imposed a carbon tax on certain CO2 emissions. More recent legislation will have the effect of increasing carbon taxes in Chile over the coming years. We cannot provide assurance that GHG legislation changes or new legislation will not have an adverse impact on our results of operations and financial condition.

Reputational Risk

Damage to our reputation could result from the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental, CO2, health or safety matters), whether true or not. Further risks arise from changing stakeholder perceptions related to the way in which we are viewed as contributing to (or hindering) a transition to a low carbon economy and responding to climate change. Our reputation could be impacted by evolving perceptions of carbon intensive industries, petrochemical industries, and most specifically the methanol industry and its associated downstream derivatives. Although we believe that we conduct our operations in a prudent manner and that we take care in protecting our reputation, we do not ultimately have direct control over how we are perceived by others. Reputation loss may result in decreased investor confidence, an impediment to our overall ability to advance our projects or increased challenges in maintaining our social license to operate, which could have an adverse impact on our results of operations and financial condition.

Cyber Security

Our business processes rely on Information Technology (“IT”) systems that are interconnected with external networks, which increases the threat of cyber attack and the importance of cyber security. In particular, if a cyber attack was targeted at our production facilities or our ability to transport methanol, the result could harm our plants, people and our ability to meet customer commitments for a period of time. In addition, targeted attacks on our systems (or third-parties that we rely on), failure of a key IT system or a breach in security measures designed to protect our IT systems could have an adverse impact on our results of operations, financial condition and reputation. We have previously been the subject of cyber attacks on our internal systems, but these incidents have not had a significant negative impact on our results of operations.

36    2019 Methanex Corporation Annual Report

We have a comprehensive program to protect our assets, detect an intrusion and respond in the event of a cyber security incident. As the cyber threat landscape continues to evolve, we implement continuous mitigation efforts, including: cyber education for our staff, risk prioritized controls to protect against known and emerging threats; tools to provide automated monitoring and alerting; and backup and recovery systems to restore systems and return to normal operations. We may be required to commit additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber attacks.

Methanex collects, uses and stores sensitive data in the normal course of business, including intellectual property, proprietary business information and personal information of Methanex’s employees and third parties. Despite our security measures in place, our IT systems may be vulnerable to cyber attacks or breaches. Any such breach could compromise information used or stored on our IT systems and/or networks and, as a result, the information could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences, including disruption to our operations and damage to Methanex’s reputation, which could have an adverse impact on our results of operations and financial condition.

Litigation Risk and Legal Proceedings

The Company is subject, from time to time, to litigation and may be involved in disputes with other parties in the future, which may result in litigation and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to breach of contract, product liability, tax, employment matters and in relation to an attack, breach or unauthorized access to Methanex’s information technology and infrastructure, environmental damage, climate change and the impact thereof, antitrust, bribery, and other forms of corruption. The Company cannot predict the outcome of any litigation. Defense and settlement costs may be substantial, even with respect to claims that have no merit. If the Company cannot resolve these disputes favourably, its business, financial condition, results of operations and future prospects may be materially adversely affected.

Trinidad

The Board of Inland Revenue of Trinidad and Tobago has audited and issued assessments against our 63.1% owned joint venture, Atlas, in respect of the 2005 to 2013 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued through 2019. The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time. Atlas had partial relief from corporation income tax until late July 2014.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-prices sales represent approximately 10% of Atlas produced methanol.

Management believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. Although there can be no assurance that these tax assessments will not have a material adverse impact, based on the merits of the cases and advice from legal counsel, we believe our position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

We anticipate the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when we expect this matter to be resolved.

CRITICAL ACCOUNTING ESTIMATES

We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. Certain of our accounting policies, including depreciation and amortization, recoverability of asset carrying values, leases, income taxes and fair

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value measurement of financial instruments require us to make assumptions relating to operations and about the price and availability of natural gas feedstock. See additional discussion of the risk factors and risk management by region in the Security of Natural Gas Supply and Price section on page 29. See note 2 to our 2019 consolidated financial statements for our significant accounting policies.

Property, Plant and Equipment

Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. As at December 31, 2019, the net book value of our property, plant and equipment was $3.6 billion.

Capitalization

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on self-constructed assets that meet certain criteria. Routine repairs and maintenance costs are expensed as incurred.

As at December 31, 2019, we had accrued $31 million for site restoration costs relating to the decommissioning and reclamation of our methanol production sites. Inherent uncertainties exist in this estimate because the restoration activities will take place in the future and there may be changes in governmental and environmental regulations and changes in removal technology and costs. It is difficult to estimate the future costs of these activities as our estimate of fair value is based on current regulations and technology. Because of uncertainties related to estimating the cost and timing of future site restoration activities, future costs could differ materially from the amounts estimated.

Depreciation and Amortization

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially range from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to our various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. We review the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Recoverability of Asset Carrying Values

Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable (“triggering events”). Examples of such triggering events related to our long-lived assets include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, which includes a plan to dispose of or idle the asset; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

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When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.

There are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, and consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. In relation to previous impairment charges, we do not believe that there are significant changes in events or circumstances that would support their reversal.

Leases

Effective January 1, 2019, the Company adopted IFRS 16, which specifies how to recognize, measure, present, and disclose leases. On transition to IFRS 16, we recognized $411 million of lease assets and $453 million of lease liabilities, with the difference of $42 million ($38 million net of tax), recorded as an adjustment in equity.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances. As part of the initial application of IFRS 16, we elected to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components. All related operating charges are classified as variable payments and all such costs are accounted for as a non-lease component charged to the consolidated statement of operations as incurred.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. In measuring lease liabilities, the Company discounts lease payments using the incremental borrowing rate applicable at lease inception. The incremental borrowing rate is determined using an credit rating specific to the entity, location, asset security and term of the lease.

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Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant tax authorities. This occurs subsequent to the issuance of the financial statements and the final determination of actual amounts may not be completed for a number of years. Transactions may be challenged by tax authorities and the Company’s operations may be assessed in subsequent periods, which could result in significant additional taxes, penalties and interest.

Deferred income tax assets and liabilities are determined using enacted or substantially enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We recognize deferred tax assets to the extent it is probable that taxable profit will be available against which the asset can be utilized. In making this determination, certain judgments are made relating to the level of expected future taxable income and to available tax-planning strategies and their impact on the use of existing loss carryforwards and other income tax deductions. Judgment is required in the application of income tax legislation. We are subject to assessments by various taxation authorities who may interpret tax legislation differently. These differences may affect the final amount or timing of the payment of taxes. We also consider historical profitability and volatility to assess whether we believe it is probable that the existing loss carryforwards and other income tax deductions will be used to offset future taxable income otherwise calculated. Management routinely reviews these judgments. As at December 31, 2019, we had recognized deferred tax assets of $112 million primarily relating to non-capital loss carryforwards and other temporary differences in the United States. As at December 31, 2019, the Company had $323 million of unrecognized deductible temporary differences in the United States. If judgments or estimates in the determination of our current and deferred tax provision prove to be inaccurate, or if certain tax rates or laws change, or new interpretations or guidance emerge on the application of tax legislation, our results from operations and financial position could be materially impacted.

Financial Instruments Measured at Fair Value

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss when the underlying hedged transaction is recognized in earnings. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign currency denominated transactions. Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether contracts contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting estimates due to their complex nature and the potential impact on our financial statements.

ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16, Leases

We adopted IFRS 16, Leases (“IFRS” or “the standard”) as issued by the IASB in 2016, which eliminates the operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the previous finance lease accounting. The standard replaces IAS 17, Leases (“IAS 17”) and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

We transitioned to IFRS 16 in accordance with the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. The modified retrospective approach does not require restatement of comparative periods. As part of the initial application of IFRS 16, we elected to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

On transition to IFRS 16, we recognized $411 million of lease assets and $453 million of lease liabilities, with the difference of $42 million ($38 million net of tax), recorded as an adjustment in equity. When measuring lease liabilities, we discounted lease payments using the incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 4.4%.

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The following table denotes the impact to Adjusted EBITDA and adjusted net income (before tax), depreciation and amortization and finance costs attributable to Methanex and reported for the year ended December 31, 2019:

	2019
For the year ended December 31	Excluding IFRS 16	IFRS 16 Impact	Including IFRS 16
Adjusted EBITDA	$454	$112	$566
Less:
Depreciation and amortization	245	97	342
Finance costs	98	21	119
Other	3	—	3
Adjusted net income—before tax	$108	$(6)	$102

IFRIC 23, Uncertainty Over Income Tax Treatments

The Company also adopted IFRIC 23, Uncertainty Over Income Tax Treatments, as issued by the IASB in 2017, which clarifies the accounting for uncertainties over income taxes, and which is effective for annual periods beginning on or after January 1, 2019. Application of the interpretation had no impact on the Company’s results of operations or financial position.

ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company does not expect that any new or amended standards or interpretations that are effective as of January 1, 2020 will have a significant impact on the Company’s results of operations or financial position.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental measures that are not defined terms under IFRS (non-GAAP measures). These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, cash flow from operating activities before changes in non-cash working capital, and Operating income. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in assessing the operating performance and liquidity of the Company’s ongoing business. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes finance costs, finance income and other expenses, income tax expense, depreciation and amortization, mark-to-market impact of share-based compensation and the Argentina gas settlement. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders’ interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

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The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

($ Millions)	2019	2018

Net income attributable to Methanex shareholders	$88	$569

Mark-to-market impact of share-based compensation	(18)	(17)

Depreciation and amortization[1]	344	245

Finance costs[1]	124	94

Finance income and other expenses	(4)	(4)

Income tax expense	4	153

Earnings of associate adjustment[2]	64	69

Non-controlling interests adjustment[2]	(36)	(38)

Adjusted EBITDA (attributable to Methanex shareholders)	$566	$1,071

[1]

Depreciation and amortization and finance costs for the periods ended December 31, 2019 includes the impact of the adoption of IFRS 16 “Leases”. The comparative period in 2018 has not been restated as the Company has adopted IFRS 16 using the modified retrospective approach.

[2]

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share:

($ Millions, except number of shares and per share amounts)	2019	2018

Net income attributable to Methanex shareholders	$88	$569

Mark-to-market impact of share-based compensation, net of tax	(17)	(13)

Adjusted net income	$71	$556

Diluted weighted average shares outstanding (millions)	77	81

Adjusted net income per common share	$0.93	$6.86

Adjusted Revenue (attributable to Methanex shareholders)

Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes our partners’ share of revenue marketed on a commission basis related to 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

($ Millions)	2019	2018

Revenue[1]	$3,284	$4,483

Non-Methanex share of Atlas revenue[2]	(175)	(196)

Non-controlling interests’ share of Egypt revenue[2]	(115)	(250)

Other adjustments	(6)	(4)

Adjusted revenue (attributable to Methanex shareholders)	$2,988	$4,033

[1]

Revenue for 2019 has been adjusted as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas produced methanol. Revenue for 2018 has been restated. Refer to Note 25 of the Consolidated Financial Statements.

[2]	Excludes intercompany transactions with the Company.

Operating Income and Cash Flows from Operating Activities before Changes in Non-Cash Working Capital

Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.

Amounts excluding the impact of IFRS 16

Amounts for the year ended December 31, 2019 excluding the impact of IFRS 16 presented for the year ended December 31, 2019 MD&A have been reconciled to a GAAP measure, being depreciation and amortization and finance costs including IFRS 16 in the Adoption of New Accounting Standards section on page 40. Additionally, Adjusted EBITDA excluding the impact of IFRS 16 has been

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reconciled to Adjusted EBITDA including IFRS 16 in the Adoption of New Accounting Standards section on page 40 with the reconciliation of Adjusted EBITDA to a GAAP measure on page 41.

QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment – the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. 2019 periods presented reflect the adoption of IFRS 16. Financial information in all comparative periods does not reflect the impact of IFRS 16. Refer to the Adoption of New Accounting Standards section on page 40 for more information.

Revenue and cost of sales and operating expenses for 2019 and 2018 have been restated as compared to the amounts reported in our quarterly MD&A and condensed quarterly financial statements previously issued based on a restatement for the presentation of revenue and cost of sales for Atlas produced methanol. Refer to note 25 of the consolidated financial statements.

A summary of selected financial information including the restated revenue and cost of sales and operating expenses is as follows:

	Three months ended
($ Millions, except per share amounts)	Dec 31	Sep 30	Jun 30	Mar 31
2019
Revenue (restated)	$770	$765	$847	$902
Cost of sales and operating expenses (restated)	664	696	689	751
Adjusted EBITDA[1]	136	90	146	194
Net income (loss) (attributable to Methanex shareholders)	9	(10)	50	38
Adjusted net income (loss)	10	(21)	26	56
Basic net income (loss) per common share	0.12	(0.13)	0.65	0.50
Diluted net income (loss) per common share	0.12	(0.21)	0.51	0.50
Adjusted net income (loss) per common share	0.13	(0.27)	0.34	0.73
2018
Revenue (restated)	$1,101	$1,175	$1,096	$1,111
Cost of sales and operating expenses (restated)	825	915	858	810
Adjusted EBITDA	197	293	275	306
Adjusted net income	90	152	143	171
Net income (attributable to Methanex shareholders)	161	128	111	169
Adjusted net income per common share	1.15	1.92	1.75	2.03
Basic net income per common share	2.07	1.62	1.36	2.02
Diluted net income per common share	1.68	1.61	1.36	2.00

[1]	Adjusted EBITDA for 2019 includes the adoption of IFRS 16. The comparative periods have not been adjusted for IFRS 16.

As described in note 25 to the annual consolidated financial statements, the Company has restated its 2018 financial statements to correct an error in the accounting for revenues relating to the Company’s sales of methanol from the Atlas joint venture. Previously, the Company accounted for the sales on a net commission basis and has now determined that these sales should be recognized on a gross basis, increasing revenues and cost of sales, with no impact on net income, cash flows or financial position. In the quarterly table above, the Company has restated each of the quarters in 2018 and 2019 to account for Atlas joint venture revenue and cost of sales on a gross basis. The adjustments are as follows:

	2019				2018
	Three months ended				Three months ended
($ Millions)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue as previously stated	659	650	734	742	977	1,044	950	961
Adjustment	111	115	113	160	124	131	146	150
Revenue as restated	770	765	847	902	1,101	1,175	1,096	1,111

2019 Methanex Corporation Annual Report    43

	2019				2018
	Three months ended				Three months ended
($ Millions)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cost of sales as previously stated	553	581	576	591	701	784	712	660
Adjustment	111	115	113	160	124	131	146	150
Cost of sales as restated	664	696	689	751	825	915	858	810

The restatement of revenue and cost of sales and operating expenses had the following year to date impact:

For the 6 month period ended June 30, 2019 an increase in revenue from $1,476 million to $1,749 million (2018 -$1,911 million to $2,207 million) and for cost of sales and operating expenses from $1,167 million to $1,440 million (2018 - $1,372 million to $1,668 million).

For the 9 month period ended September 30, 2019 an increase in revenue from $2,126 million to $2,514 million (2018 - $2,955 million to $3,382 million) and for cost of sales and operating expenses from $1,748 million to $2,136 million (2018 - $2,156 million to $2,583 million).

For the year ended December 31, 2019 an increase in revenue from $2,785 million to $3,284 million (2018 - $3,932 million to $4,483 million) and for cost of sales and operating expenses from $2,301 million to $2,800 million (2018 -$2,857 million to $3,408 million).

A discussion and analysis of our results for the fourth quarter of 2019 is set out in our fourth quarter of 2019 Management’s Discussion and Analysis filed with the Canadian Securities Administrators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov and is incorporated herein by reference.

SELECTED ANNUAL INFORMATION

($ Millions, except per share amounts)	2019	2018	2017
Revenue[1]	$3,284	$4,483	$3,584
Adjusted EBITDA[2]	566	1,071	838
Adjusted net income	71	556	409
Net income (attributable to Methanex shareholders)	88	569	316
Adjusted net income per common share	0.93	6.86	4.71
Basic net income per common share	1.15	7.07	3.64
Diluted net income per common share	1.01	6.92	3.64
Cash dividends declared per common share	1.440	1.320	1.175
Total assets[2]	5,197	4,609	4,611
Total long-term financial liabilities[2]	2,645	1,473	1,851

[1]

Revenue for 2019 has been adjusted as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas produced methanol. Revenue for 2018 and 2017 has been restated. Refer to note 25 of the consolidated financial statements.

[2]	Adjusted EBITDA, total assets and total long-term financial liabilities for 2019 includes the adoption of IFRS 16. The comparative periods have not been adjusted for IFRS 16.

44    2019 Methanex Corporation Annual Report

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a 15(e) and 15d 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As of December 31, 2019, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective as of that date as a result of the material weakness described below.

Notwithstanding the material weakness, management concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position of the Company at December 31, 2019 in conformity with GAAP and our external auditors have issued an unqualified opinion on our consolidated financial statements as of and for the year ended December 31, 2019.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2019, based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Under this framework, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, management have concluded that, as at December 31, 2019, the Company had a “material weakness” related to ineffective controls over research and technical accounting analysis. Because of this deficiency, the Company did not reach the appropriate conclusion with regards to the adoption and application of IFRS 15 Revenue from Contracts with Customers, relating to the presentation of revenue from our Atlas joint venture. On adoption of IFRS 15, we performed a comprehensive review of revenue recognition including criteria for assessing whether the Company was acting as principal or agent in the sale of methanol from Atlas (our equity investee). Initially, the Company determined that there was no change to our assessment on the adoption of IFRS 15 that the Company acts as agent in these transactions. As a result, the Company continued to account for the transactions on a net basis, recognizing the commission earned on Atlas sales through revenue. After discussions with regulators and experts, and further consideration of interpretations of IFRS 15, the Company has concluded it is the principal in these transactions. As a result, management has identified a change in the application of IFRS 15, and has recognized revenue on a gross basis for the year ended December 31, 2019 and adjusted cost of sales accordingly, and restated revenue and cost of sales for the year ended December 31, 2018 with no impact on net income, cash flows or financial position. Refer to note 25 of the consolidated financial statements for details of the restatement.

The control deficiency creates a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis. Accordingly, management has concluded that our internal control over financial reporting is not effective as of December 31, 2019.

The effectiveness of internal control over financial reporting has also been audited by KPMG LLP, an independent registered public accounting firm, who has issued an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2019 as stated in their report that is included in our consolidated financial statements on page 52.

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Remediation of Material Weakness

The control deficiency described above was detected in the first quarter of 2020 based on discussion with regulatory authorities. The Company has prioritized the remediation of the above material weakness and is working under the oversight of the Audit, Finance and Risk Committee to resolve the issue, as follows:

Management immediately reviewed its technical analysis and accounting memorandums, and engaged in consultation with technical accounting experts in order to determine the most appropriate accounting treatment. Specific actions to remediate this material weakness includes the following:

(1)	Consult with experts to assist in the evaluation of technical accounting matters.

(2)	Extend documentation on analysis of contracts, including revision of management’s accounting checklist used to assess accounting implications for complex contracts.

(3)

Implement review controls prior to and subsequent to adoption of new accounting standards to identify and resolve differences in accounting interpretations of standards and implement an additional layer of review by the Company’s newly hired Assistant Controller, before review by the Company’s VP & Controller and CFO.

However, management believes more time must pass to adequately evidence that the controls and procedures for research and technical accounting analysis are operating as intended.

Changes in Internal Control over Financial Reporting

On January 1, 2019, we adopted IFRS 16 and implemented a new lease accounting system enabling us to comply with the IFRS 16 requirements. As a result, we have made additions and modifications to our internal controls over financial reporting. Notably, we have:

∎	updated our policies and procedures related to how we account for leases; and

∎	implemented controls surrounding contract review and new lease accounting system to ensure the inputs, processes, and outputs are accurate and complete.

Other than the material weakness and items described above related to IFRS 16, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

46    2019 Methanex Corporation Annual Report

FORWARD-LOOKING STATEMENTS

This 2019 Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim”, “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly, and without limitation, any statements regarding the following are forward-looking statements:

∎	expected demand for methanol and its derivatives,

∎	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

∎	expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

∎	expected methanol and energy prices,

∎	expected levels of methanol purchases from traders or other third parties,

∎	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

∎	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

∎	our expected capital expenditures,

∎	anticipated operating rates of our plants,

∎	expected operating costs, including natural gas feedstock costs and logistics costs,

∎	expected tax rates or resolutions to tax disputes,

∎	expected cash flows, earnings capability and share price,
∎	availability of committed credit facilities and other financing,

∎	our ability to meet covenants associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions,

∎	our shareholder distribution strategy and anticipated distributions to shareholders,

∎	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,

∎	our financial strength and ability to meet future financial commitments,

∎	expected global or regional economic activity (including industrial production levels),

∎	expected outcomes of litigation or other disputes, claims and assessments,

∎	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third-parties, and

∎	the potential future impact of the COVID-19 pandemic.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

∎	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

∎	our ability to procure natural gas feedstock on commercially acceptable terms,

∎	operating rates of our facilities,

∎	receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,

∎	the establishment of new fuel standards,

∎	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

∎	the availability of committed credit facilities and other financing,
∎	timing of completion and cost of our Geismar 3 Project,

∎	global and regional economic activity (including industrial production levels),

∎	absence of a material negative impact from major natural disasters,

∎	absence of a material negative impact from changes in laws or regulations,

∎	absence of a material negative impact from political instability in the countries in which we operate, and

∎	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

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However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

∎	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

∎	the price of natural gas, coal, oil and oil derivatives,

∎	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
∎	the ability to carry out corporate initiatives and strategies,

∎	actions of competitors, suppliers and financial institutions,

∎	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

∎	our ability to meet timeline and budget targets for our Geismar 3 Project, including cost pressures arising from labour costs,
∎	competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,

∎	actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

∎	changes in laws or regulations,

∎	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

∎	worldwide economic conditions,

∎	the future impact of the COVID-19 pandemic, and

∎	other risks described in this 2019 MD&A.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

48    2019 Methanex Corporation Annual Report